

Christopher Moore · 3rd

Founder / CEO at Harmony Turbines

Talks about #cleanenergy, #windturbine, #renewableenergy, #sustainableenergy, and #environmentalsustainability

Hershey, Pennsylvania, United States · **Contact info**

274 followers · **270 connections**

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 **Harmony Turbines**

 **Penn State University**

> **Providing services**
> Engineering Design and Industrial Design
> **See all details**

Activity

274 followers

 **Harmony Turbines 1kW Prototype outside spinning in the wind for the fir...**
Christopher shared this
25 Reactions · 3 Comments

 **Harmony Turbines Weekly Whirl 16 Fabricating the temporary test fra...**
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3 Reactions · 2 Comments

 **Harmony Turbines Weekly Whirl 15 Held hostage by our parking lot paving we...**
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 **Harmony Turbines something BIG is coming... We're almost ready to...**
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13 Reactions · 3 Comments

 **Harmony Turbines Weekly Whirl 14**
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 **Harmony Turbines Weekly Whirl 13 We have been working on putting...**
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About

If we can but inspire the minds of our children, they will open doors we never even knew to exist...

I created that quote nearly 20 years ago when I was watching my little daughter playing with a Hydrog ... see more

Experience

 **Founder / CEO**
Harmony Turbines · Full-time
Sep 2020 – Present · 11 mos
Hershey, Pennsylvania, United States

 **Programmer Analyst**
Penn State Health Milton S. Hershey Medical Center
Aug 2007 – Sep 2020 · 13 yrs 2 mos
Hershey, PA

 **Programmer Analyst**
Lancaster General Medical Group Inc.


May 2003 – Aug 2007 · 4 yrs 4 mos
Lancaster, Pennsylvania Area


Softwear Engineer Level 5
Siemens Medical
1998 – 2003 · 5 yrs
Malvern, PA


Network Administrator
Delta Health
1995 – 1998 · 3 yrs
Altoona, Pennsylvania Area

Education


Penn State University
Bachelor of Arts (BA), Psychology
1991 – 1995


Donegal High School
1986 – 1990

Skills & endorsements

Healthcare Information Technology · 2

Joseph Meier and 1 connection have given endorsements for this skill

Computer-Aided Design (CAD) · 1

Ankit Umesh Bader has given an endorsement for this skill

PHP

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Accomplishments

2 **Patents**
Vertical Axis Wind Turbine Apparatus and System · DRINKING/FEEDING CONTAINER WITH A
HEATING DEVICE TO HEAT A FLOW OF FLUID   ⌄

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